SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------
                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 4)


                             Fibertower Corporation
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                                (Name of Issuer)


                         Common Stock, par value $0.001
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                         (Title of Class of Securities)


                                    31567R100
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                                 (CUSIP Number)

                                 R. Ted Weschler
                       Peninsula Investment Partners, L.P.
                    (f/k/a Peninsula Capital Partners, L.P.)
                             404 B East Main Street
                            Charlottesville, VA 22902

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 August 29, 2006
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             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  31567R100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Investment Partners, L.P.
     (f/k/a Peninsula Capital Partners, L.P.)

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     WC

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,710,550

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,710,550

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,710,550

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%

14.  TYPE OF REPORTING PERSON

     PN

CUSIP No.  31567R100
           ---------------------

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Peninsula Capital Advisors, LLC

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]
3.   SEC USE ONLY


4.   SOURCE OF FUNDS

     AF

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.   SOLE VOTING POWER

     0

8.   SHARED VOTING POWER

     6,710,550

9.   SOLE DISPOSITIVE POWER

     0

10.  SHARED DISPOSITIVE POWER

     6,710,550

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     6,710,550

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.8%

14.  TYPE OF REPORTING PERSON

     OO

CUSIP No.  38165X106
           ---------------------

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Item 1.  Security and Issuer.

     The name of the issuer is Fibertower Corporation (f/k/a First Avenue Networks, Inc.), a Delaware corporation (the "Company") with its principal office located at 185 Berry Street, Suite 4800, San Francisco, California 94107. This Schedule 13D amendment relates to the common stock, par value $0.001 (the "Common Stock") of the Company.

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Item 2.  Identity and Background.

     This amendment to Schedule 13D is being filed by Peninsula Investment Partners, L.P. (f/k/a Peninsula Capital Partners, L.P.) ("Partners"), which does business under the name "Peninsula Partners, LP," and its investment manager, Peninsula Capital Advisors, LLC ("Advisors") (together with Partners, the "Reporting Persons"), with respect to the Common Stock of the Company. Mr. R. Ted Weschler is the sole managing member of Advisors and is responsible for making investment decisions with respect to Advisors and Partners. Each of Mr. Weschler and Advisors may be deemed to be a beneficial owner of the reported shares but disclaims beneficial ownership in the shares owned by Partners except to the extent of any pecuniary interest therein.

     The business address of each of the Reporting Persons is 404B East Main Street, Charlottesville, VA 22902.

     The principal business of Partners is to invest in securities. Partners is a Delaware limited partnership.

     The principal business of Advisors is to serve as investment advisor to Partners. Advisors is a Delaware limited liability company.

     Neither Partners, Advisors, nor any of their officers or directors has, during the last five years: (i) been convicted in any criminal proceeding; or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

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Item 3.  Source and Amount of Funds or Other Consideration.

     There has been no change to the information previously reported in Item 3 of amendment number 3 to the Schedule 13D previously filed by the Reporting Persons.

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Item 4. Purpose of Transaction.

     Partners acquired the shares of Common Stock as an investment and in the ordinary course of business. On August 29, 2006, R. Ted Weschler, Managing Member of Advisors, resigned as a member of the Board of Directors of the Company.

     In an effort to protect their investment, as well as to maximize shareholder value, the Reporting Persons may acquire additional shares, dispose of all or some of these shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

     The Reporting Persons have no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to
Schedule                                                                    13D.

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Item 5. Interest in Securities of the Issuer.

     As of the date hereof, each of the Reporting Persons is deemed to be the beneficial owner of 6,710,550 shares of Common Stock of the Company. Based on a Form 8-K filed by the Company on September 1, 2006, there was a total of 139,989,662 Shares outstanding. This amount includes the issuance of approximately 73.9 million shares in connection with the merger among the Company, Marlin Acquisition Corporation and FiberTower Network Services Corp. Therefore, each of the Reporting Persons is deemed to beneficially own 4.8% of the outstanding Shares. Each of the Reporting Persons has the shared power to vote, direct the vote, dispose of or direct the disposition of all 6,710,550 of the shares.

     The reporting persons have not engaged in any transactions since amendment number 3 to this Schedule 13D.

     As of August 29, 2006, the Reporting  Persons no longer may be deemed to be
the   beneficial   owner   of   more   than   5%  of   the   Company's   shares.

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Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to
Securities of the Issuer.

     N/A.

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Item 7.  Material to be Filed as Exhibits.

      Exhibit A: Agreement between the Reporting Persons to file jointly

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                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                       PENINSULA INVESTMENT PARTNERS, L.P.

                                       By:  Peninsula Capital
                                       Appreciation, LLC
                                       General Partner

                                       By: /s/ R. Ted Weschler
                                          -----------------------
                                           R. Ted Weschler

                                       PENINSULA CAPITAL ADVISORS, LLC

                                       By: /s/ R. Ted Weschler
                                          -----------------------
                                            R. Ted Weschler, Managing Member



DATE: September 25, 2006

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                                                                       Exhibit A


                             JOINT FILING AGREEMENT

     The undersigned agree that this Amendment No. 4 to the Schedule 13D dated September 25, 2006 relating to the Common Stock of the Company shall be filed on behalf of each of the undersigned.


                                       PENINSULA PARTNERS, L.P.

                                       By:  Peninsula Capital
                                       Appreciation, LLC
                                       General Partner

                                       By: /s/ R. Ted Weschler
                                          -----------------------
                                           R. Ted Weschler

                                       PENINSULA CAPITAL ADVISORS LLC

                                       By: /s/ R. Ted Weschler
                                          -----------------------
                                            R. Ted Weschler, Managing Member





SK 03038 0001 701671